Exhibit 99.1

ZIM Announces a New Operational Collaboration Agreement
with MSC on Multiple Trades

Mutually Beneficial Arrangement Delivers Cost Efficiencies, While Upholding the
Highest Standards of Service and Reliability

Haifa, Israel, September 6, 2023 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today a new operational cooperation agreement with MSC, the industry’s largest carrier, encompassing several trades. This agreement is designed to significantly enhance operational efficiencies and further elevate service levels for ZIM’s valued customers.

The cooperation scope includes services connecting the Indian subcontinent with the East Mediterranean, the East Mediterranean with Northern Europe, and services connecting East Asia with Oceania.1 The agreements between ZIM and MSC includes vessel sharing, slot purchases, and swap arrangements.

Eli Glickman, ZIM President & CEO, said: "This important operational collaboration with MSC, a trusted partner and industry leader, marks a mutually beneficial arrangement, delivering cost efficiencies for both carriers, while upholding the highest standards of service and reliability for our customers. Our decade-long partnership with MSC spanned across multiple trades over the years, and today encompass, among others, Asia, the Pacific Northwest, Oceania, India, East-Med, Northern Europe, and more. Our agile strategy enabled us once again to promptly adapt to changing market dynamics, ensuring that we continue to best meet our customers’ needs with our signature personalized service, supported by cutting-edge digital tools.”

Mr. Glickman added: “Capitalizing on this opportunity with MSC will improve efficiencies in our fleet and is consistent with our focus on taking proactive steps amidst continued near-term headwinds in the container shipping market. We expect that this strategic cooperation will benefit ZIM both operationally and financially, and it is another testament to our agility. We will continue to seek opportunities to leverage our strengths and capabilities to create long-term value for our customers and investors alike.”

1 The commencement of these services is pending regulatory clearance.

The restructured ZIM services included in the operational collaboration agreement are as follows:

Between Asia and Oceania, ZIM will offer the following services:

•	Northeast Asia - Australia (ZAX): Pusan - Qingdao - Shanghai - Ningbo - Hong Kong - Yantian - Nansha - Brisbane - Melbourne - Sydney - Brisbane - Pusan

•	ZIM Oceania - Asia (ZOA): Laem Chabang - Singapore - Tanjung Pelapas - Singapore - Jakarta - Brisbane - Sydney - Auckland - Lyttelton - Otago - Brisbane - Tanjung Pelepas - Singapore - Laem Chabang

•	ZIM Oceania Express (ZOX): Singapore - Jakarta - Fremantle - Melbourne - Sydney - Napier - Tauranga - Brisbane - Tanjung Pelepas - Singapore

Between the Indian subcontinent and the East Mediterranean, ZIM will be providing two strings, with port rotations as follows:

•	ZIM India Israel (ZII): Nhava Sheva - Mundra - Haifa

•	ZIM India Turkey (ZIT): Hazira - Mundra -Tekirdag (TR) - Derince (TR) - Iskenderun (TR) - Mersin - Hazira

In the East Mediterranean to Northern Europe trade, ZIM will offer two strings, with port rotations as follows:

•	ZIM North Europe Israel (ZNI): Ashdod - Haifa - Damietta (EG) - Valencia - London Gate Way - Rotterdam - Hamburg - Antwerp - Le Havre - Ashdod

•	ZIM Turkey North Europe (ZNT): Aliaga (Nemrut Bay) - Le Havre - Felixstowe - Bremerhaven - Hamburg - Antwerp - Aliaga (Nemrut Bay)

The service restructuring is aimed to ensure improved service reliability and offers seamless connections to other ZIM services operating in Asia and the Mediterranean.

About ZIM

Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 34,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM's differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements

The following information contains or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, supply-demand fluctuations in the containerized shipping market, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, our ability to achieve cost savings or expense reductions, the outcome of legal proceedings to which the Company is a party, global, regional and/or local political instability, inflation rate fluctuations, capital markets fluctuations and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2022 Annual Report filed with the SEC on March 13, 2023.

ZIM contacts

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com